Mail Stop 3561

December 15, 2008

BY U.S. MAIL and FACSIMILE

Mr. Peter Rettaliata
 Chief Executive Officer
AIR INDUSTRIES GROUP, INC.
1479 North Clinton Avenue
Bay Shore, NY  11706

> **Re:     Air Industries Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 12, 2008**
> **File No. 0-29245**

Dear Mr. Rettaliata:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter.  Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

1.      Please amend your Item 4.01 Form 8-K disclosures in their entirety to specifically
        disclose whether your former accountant, McGladrey & Pullen, LLP, resigned, declined
        to stand for re-election or was dismissed.  The current disclosure in paragraphs (a)(1) and
        (a)(3) of Item 4.01that the former accountant was 'terminated' is not appropriate.
        Further, in paragraph (a)(4)(b) of Item 4.01, where you make reference to the former
        accountants' termination, please also revise the language to instead indicate whether
        there was a resignation, a declined to stand for re-election, or a dismissal.  An updated
        Exhibit 16.1 letter from McGladrey & Pullen, LLP should be filed with the amended
        Item 4.01 Form 8-K indicating whether or not they agree with your revised disclosures.
        The amendment should be filed immediately.

                                            ********

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision.  Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   ·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·    staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   ·    the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,


Beverly A. Singleton
Staff Accountant